CRATER MOUNTAIN RESOURCES, INC.
4666 Mission Avenue, Suite 1
San Diego, CA 92116
Telephone (619) 819-7595

July 8, 2009

Mr. Douglas Brown or
Ms. Carmen Moncada-Terry
U.S. Securities and Exchange Commission
Division of Corporation Finance
202 Fifth Street N.W.
Mail Stop 7010
Washington, D.C. 20549

RE:  Crater Mountain Resources, Inc.
        Withdrawal of Amendment No. 5 to Registration Statement on Form S-1
        File No. 333-151085

Dear Mr. Brown or Ms. Moncada-Terry:

We are requesting that our above-referenced Amendment No. 5 to Crater Mountain’s Registration Statement on Form S-1 please be withdrawn; it was inadvertently filed prior to final review and consent of our Auditor.

Thank you for your kind cooperation and assistance.

Regards,

/s/ Roger Renken

Roger Renken,
President and CEO